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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Clear Street Derivatives LLC:

We have performed the procedures enumerated below related to Clear Street Derivatives LLC's compliance with its internal risk management controls as well as inventory pricing and modeling controls in compliance with U.S. Securities Exchange Commission ("SEC") Rule 240.15c3-4(c)(3) during the period January 1, 2024 to December 31, 2024. Clear Street Derivatives LLC is responsible for its compliance with those requirements.

Clear Street Derivatives LLC's management has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting users in determining whether the entity complied with the specified requirements. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.

This agreed-upon procedures letter is required by the Securities and Exchange Commission's (the "Commission") Rule 240.15c3-4(c)(3). Combined, Clear Street Derivatives LLC and the Commission are the "Specified Parties." Clear Street Derivatives LLC is responsible for its internal risk management controls and its inventory pricing and modeling controls. The October 13, 2011, Securities Industry and Financial Markets Association ("SIFMA") letter addressed to Michael A. Macchiaroli of the Commission's Division of Trading and Markets lists the objectives outlined in Appendix A ("SIFMA Objectives").

We were engaged by Clear Street Derivatives LLC's management to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). We were not engaged to and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Clear Street Derivatives LLC and to meet our other ethical responsibilities, as applicable, for agreed-upon procedures engagements set forth in the Preface: Applicable to All Members and Part 1 – Members in Public Practice of the Code of Professional Conduct established by the AICPA.

This report is intended solely for the information and use of the Board of Directors and management of Clear Street Derivatives LLC. It is not intended to be and should not be used by anyone other than the specified parties.

Ernst & Young LLP

March 4, 2025



Management's Report Over Subject Matter

March 4, 2025

The agreed-upon procedures are related to evaluating Clear Street Derivatives LLC's (the "Company", "CSD") compliance with U.S. Securities Exchange Commission ("SEC") Rule 240.15c3-4(c)(3) for the period from January 1, 2024 through December 31, 2024 (the "Subject Matter") which was conducted for the intended purpose of evaluating our compliance in accordance with SEC rules over internal risk management controls as well as inventory pricing and modeling controls ("Specified Requirements"). Clear Street Derivatives LLC is responsible for establishing and maintaining effective internal control over compliance with the Specified Requirements.

We acknowledge that, as members of management of Clear Street Derivatives LLC (the "Company"), we are responsible for the Subject Matter being in accordance with U.S. Securities Exchange Commission ("SEC") Rule 240.15c3-4(c)(3) ("Criteria"). We also are responsible for selecting the Criteria against which the Subject Matter should be measured and for determining that such Criteria are appropriate for our purposes.

We are responsible for the completeness and accuracy of the information in this Report, including how such information is presented.

We agree to the procedures within Attachment A and acknowledge that the procedures are appropriate for the intended purpose for compliance with U.S. Securities Exchange Commission ("SEC") Rule 240.15c3-4(c)(3) during the period January 1, 2024, through December 31, 2024. No other party acknowledged the appropriateness of the procedures.

Very truly yours,

Signed by:

Daniel Wenger

D12DC02ED859428

Daniel Wenger
Chief Financial Officer
Clear Street Derivatives LLC



Attachment A: Results of Performing Agreed-Upon Procedures

Rule 240.15c3-4(c)(3)

<table>
<tr><th>Procedure reference</th><th>SIFMA objectives</th><th>Sub-reference</th><th>Agreed-upon procedures performed and results</th></tr>
<tr><td>1</td><td>The existence and functioning of oversight committees to maintain policies and measure risk</td><td>§ 240.15c3-4(b)/(c)</td><td>

We inspected that the Clear Street Derivatives LLC (“CSD”) Board of Directors and CSD Management Committee charters cover the oversight of governance decisions at CSD, the responsibility for maintaining policies, and the responsibility of measuring risk.
We obtained written representations from management that the CSD Board of Directors and CSD Management Committee charters were in effect for the period from January 1, 2024 through December 31, 2024.
We obtained written representations from management that the reports from the CSD Board of Directors and CSD Management Committee are circulated to the governing body and senior management, made up of the below individuals and groups:

<table>
<tr><th>Person/Group</th><th>Role</th><th>Service Dates</th></tr>
<tr><td>Patrick Travers</td><td>Governing Body</td><td>2024</td></tr>
<tr><td>Christy Moccia</td><td>Governing Body</td><td>2024</td></tr>
<tr><td>Scott Gutmanstein</td><td>Governing Body</td><td>2024</td></tr>
<tr><td>Nilimp Bhatt</td><td>Governing Body</td><td>Q1-Q2 2024</td></tr>
<tr><td>Andy Volz</td><td>Governing Body</td><td>Q1-Q2 2024</td></tr>
<tr><td>Atul Pawar</td><td>Governing Body</td><td>Q3-Q4 2024</td></tr>
<tr><td>Ed Tilly</td><td>Governing Body</td><td>Q3-Q4 2024</td></tr>
<tr><td>CSD Management Committee</td><td>Senior Management</td><td>2024</td></tr>
</table>

On a sample basis, we obtained and inspected the CSD Board of Director meeting minutes for the February 2024 and October 2024 meetings.
We obtained and inspected that the written CSD Security-Based Swap Dealer (“SBSD”) risk management program within the CSD SBSD manual outlines policies on the resolution of limit violations.
We obtained and inspected that the CSD Risk Management Program outlines market risk, credit risk, and liquidity risk policies.
We obtained and inspected that the CSD Risk Management Procedure outlines market risk, credit risk and the tolerance limit escalation policies.
We obtained and inspected that the CSD Operations Procedures document outlines operational risk policy.

</td></tr>
</table>

Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results
			- We obtained and inspected the CSD Trader Mandate for policies on risk limits and resolution of limit violations. - We obtained written representations from management that the CSD SBSD Manual, CSD Risk Management Program, CSD Risk Management Procedure, CSD Operations Procedure, and CSD Trader Mandate documents were in effect for the period from January 1, 2024 through December 31, 2024.
2	The independence of risk management units from business units	§ 240.15c3-4(b)(c)	- We inspected the organization chart for the Risk function and the business functions that was in effect from January 1, 2024 through December 31, 2024 - We obtained written representations from management that the risk function organization chart provided was accurate for the period from January 1, 2024 through December 31, 2024. - We obtained written representations from management that the risk management units are independent of business units.
3	Risk limits with respect to trading and counterpart exposures and guidelines with respect to reliance upon funding sources	§ 240.15c3-4(d)(2)/(7)	- We obtained and inspected that the Risk Management Program outlines market risk, credit risk, and liquidity risk policies. - We obtained and inspected that the CSD Risk Management Procedure outlines market risk, credit risk and the tolerance limit escalation policies. - We obtained and inspected that the CSD Risk Management Procedure Policy outlines risk limit change policies. - We obtained and inspected the CSD Trader Mandate for policies on risk limits and resolution of limit violations.

4	Assigned responsibilities for the daily performance of risk measurement and monitoring functions with respect to market, credit and liquidity risks to specific organizational units	§ 240.15c3-4(c)(5)	- We obtained the CSD Risk Management Program and inspected it outlined that the Chief Risk Officer is a part of the governing body and management committee, is independent of the business trading unit, and has clear reporting lines and role responsibilities.
			
			- For a random selection of days listed below, we obtained the daily risk reports and inspected that the derivatives@clearstreet.io email address was on the email:
			   o January 29, 2024
			   o July 23, 2024
			   o October 4, 2024
			   o October 14, 2024
			   o October 22, 2024
			
			- We obtained written representations from management that the Financial Information used in the production of the FOCUS Report, the Market Risk data used in the production of the Market Risk Reports, and the Credit Risk data used in the production of the Credit Risk Reports, leverage the following systems:

			Support Systems



Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results		
			Financial Information	NetSuite: General Ledger System	
			Market Risk	Positional data from Voyager (Swap booking system) and Sigma (Business intelligence for Firms data warehouse)	
			Credit Risk	Credit Stress Data from MSCI Risk Metric	
5	The preparation of analyses of risks on a regular basis	§ 240.15c3-4(c)(5)(ii)	- On a sample basis, we obtained the CSD Management committee meeting reports for the March 2024 and September 2024 meetings and inspected that market risk, credit risk, operational risk, and liquidity risks topics were present.		
6	The ability to distinguish the risks of the SBSD from the risks of affiliates of the SBSD	§ 240.15c3-4(c)(5)(i)	- For a random selection of days listed below, we inspected that the daily Counterparty Credit Risk Report Email separately identified the inter-affiliate exposure: o January 29, 2024 - For the selection of days listed below, we inspected that there were no inter-affiliate exposures listed in the daily Counterparty Credit Risk Report Email because the inter-affiliate exposures did not exist for these dates. o July 23, 2024 o October 4, 2024 o October 14, 2024 o October 22, 2024 - On a sample basis, we obtained CSD Management Committee meeting reports for the March 2024 and September 2024 meetings and inspected that receivables and payables of affiliates were separately identified.		
7	The incorporation of principal positions and counterpart exposures into the computation of capital requirements under	§ 240.15c3-4(c)(5)(iii) – (iv)	- We obtained the counterparty credit exposure spreadsheet as of December 31, 2024 and inspected that counterparty name and exposure amount was filled in (not null). - We obtained written representations from management that all principal positions and counterparty exposures are included in the computation of capital requirements. - We obtained the FOCUS report as of December 31, 2024 and agreed the total is within 2% variance threshold from the counterparty credit exposure spreadsheet to the Schedule 3 – portfolio summary of derivatives exposure by internal credit rating within the FOCUS report. - If applicable, we sampled positions from the counterparty credit exposure spreadsheet at December 31, 2024 and inspected that their capital charges were calculated in line with		



Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results
	Appendices E and F		CSD policies, and that associated data inputs traced to and agreed with upstream source systems. We noted that this was not appliable for the period from January 1, 2024 through December 31, 2024 as there were no capital charges applied to any counterparty credit exposures.
			- We obtained written representations from management that all positions were fully hedged and did not relate to long or short positions.
8	The distribution of risk analysis to senior members of business units and firm management	§ 240.15c3-4(c)(5)(v)	- On a sample basis, we obtained and inspected the February 2024 and October 2024 CSD Board of Director meeting minutes.
			- On a sample basis, we obtained and inspected the CSD Management Committee meeting reports for the meetings that occurred in March 2024 and September 2024.
			- We obtained written representations from management that the attendees of the CSD Board of Director meetings and CSD Management Committee meetings included senior officers of CSD mentioned above.
			- We inspected distribution emails for the March 2024 and September 2024 CSD Management Committee meetings to verify the following email address was on the email: csd_management_committee@clearstreet.io.
			- For a random selection of days listed below, we obtained the daily market risk and credit risk report email distributions and noted the names, departments, and titles of the recipients (include a table with the results). Samples selected and results are listed below: ○ January 29, 2024 ○ July 23, 2024 ○ October 4, 2024 ○ October 14, 2024 ○ October 22, 2024

Sample Date	Names, Departments, and Titles of those in Daily Risk Report Distribution Email
January 29, 2024	Wilson Chow, Director of Credit Risk, Risk CSD Management Committee CSD Risk Management
July 23, 2024	CSD Management Committee CSD Risk Management
October 04, 2024	Wilson Chow, Director of Credit Risk, Risk CSD Management Committee CSD Risk Management



Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results		
			October 14, 2024	Wilson Chow, Director of Credit Risk, Risk CSD Management Committee CSD Risk Management	
			October 22, 2024	Wilson Chow, Director of Credit Risk, Risk CSD Management Committee CSD Risk Management	
9	Information regarding limit violations with respect to market, credit and liquidity risks provided to senior members of business units and firm management	§ 240.15c3-4(c)(5)(v) – (viii)	- We obtained written representations from management that the attendees included in the CSD Management Committee meetings include senior officers of CSD mentioned above. - We obtained and inspected the CSD Trader Mandate for policies on risk limits and resolution of limit violations. - We obtained written representations from management that there were no risk limit violations for CSD from January 1, 2024 through December 31, 2024.		
10	The resolution of limit violations	§ 240.15c3-4(c)(5)(ix)	- We obtained and inspected that the CSD Risk Management Procedures outlined written credit and market risk tolerance limit escalation procedures. - We obtained and inspected the CSD Trader Mandate for policies on risk limits and resolution of limit violations. - On a sample basis, we obtained and inspected the March 2024 and September 2024 CSD Management Committee meeting reports. - We obtained and inspected the written CSD SBSD risk management program for the policies on the resolution of limit violations within the CSD SBSD manual. - We obtained written representations from management that there were no limit violations for CSD from January 1, 2024 to December 31, 2024.		
11	The monitoring of operational risks and the dissemination of informatio	§ 240.15c3-4(c)(5)(x)-(xi)	- On a sample basis, we obtained and inspected the February 2024 and October 2024 CSD Board of Director meeting minutes. - On a sample basis, we obtained and inspected the March 2024 and September 2024 CSD Management Committee meeting reports. - We obtained written representations from management that the attendees of the CSD Board of Directors meetings and CSD		



Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results
	n and analyses regarding internal and external incidents to senior members of business units and firm management		Management Committee meetings include senior officers of CSD mentioned above.
12	The procedures for the verification of the prices of both principal and customer positions	§ 240.15c3-4(c)(5)((xii)	- We obtained the CSD Operations Procedures document and inspected that the Swap Valuation Procedures including Independent Price Verification ("IPV") procedures were included in this document.

13	Receive procedures for stress testing and other risk management processes.	§ 240.15c3-4(c)(5)(xiii) – (xiv)	- We obtained and inspected:
			  o CSD Credit Risk Exposure Stress Testing Procedures
			    ▪ We obtained the counterparty credit exposure spreadsheet as of December 31, 2024 and inspected that the counterparty name and exposure amount was filled in (not null).
			  o CSD Risk Management Procedures
			    ▪ We inspected that the CSD Risk Management Procedure outlines stress testing and other risk management processes relating to market risk, credit risk and the tolerance limit escalation policies.
			  o CSD Risk Management Program.
			    ▪ We inspected that the CSD Risk Management Program outlines stress testing and other risk management processes relating to market risk, credit risk, and liquidity risk policies.

14	Receive evidence that Risk performs daily stress test to assess the risk of each swap and	§ 240.15c3-4(c)(5)(xiii) – (xiv)	- For a random selection of days listed below, we have obtained the CSD Market Risk Reports and inspected that the analysis of risk limit utilization % was performed daily and the results did not breach risk limit utilization % tolerance:
			  o January 29, 2024
			  o July 23, 2024
			  o October 4, 2024
			  o October 14, 2024
			  o October 22, 2024



Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results

	counterparty exposure in line with procedure. This stress included VaR metrics, equity spot vol scenarios, and liquidity charge scenarios		- For a random selection of days listed below, we obtained the CSD Counterparty Credit Risk Reports and inspected daily stress tests were performed including VaR metrics, equity spot vol scenarios and liquidity charge scenarios:
			  o January 29, 2024
			  o
			  o July 23, 2024
			  o October 4, 2024
			  o October 14, 2024
			  o October 22, 2024

15	Confirm details of how the stress test is available in CSD Stress Test documents	§ 240.15c3-4(c)(5)(xiii) – (xiv)	- For a random selection of days listed below, we have obtained the CSD Market Risk Reports and inspected that the analysis of risk limit utilization % was performed daily and the results did not breach risk limit utilization % tolerance:
			  o January 29, 2024
			  o
			  o July 23, 2024
			  o October 4, 2024
			  o October 14, 2024
			  o October 22, 2024
			
			- For a random selection of days listed below, we obtained the CSD Counterparty Credit Risk Reports and inspected daily stress tests were performed including VaR metrics, equity spot vol scenarios and liquidity charge scenarios:
			  o January 29, 2024
			  o July 23, 2024
			  o October 4, 2024
			  o October 14, 2024
			  o October 22, 2024

16	Review sample of Stress test result and assessment against the limits performed daily and limit breach escalated to CRO (if any)	§ 240.15c3-4(c)(5)(xiii) – (xiv)	- For a random selection of days listed below, we have obtained the CSD Market Risk Reports and inspected that the analysis of risk limit utilization % was performed daily and the results did not breach risk limit utilization % tolerance:
			  o January 29, 2024
			  o July 23, 2024
			  o October 4, 2024
			  o October 14, 2024
			  o October 22, 2024
			
			- For a random selection of days listed below, we obtained the CSD Counterparty Credit Risk Reports and inspected daily stress tests were performed including VaR metrics, equity spot vol scenarios and liquidity charge scenarios:
			  o January 29, 2024
			  o July 23, 2024



Procedure reference	SIFMA objectives	Sub-reference	Agreed-upon procedures performed and results
			○ October 4, 2024 ○ October 14, 2024 ○ October 22, 2024

17	Review sample of Stress test results and evidence of assessment reported daily to CSD Management Committee and Risk Department	**§ 240.15c3-4(c)(5)(xiii) – (xiv)**	- For a random selection of days listed below, we have obtained the CSD Market Risk Reports and inspected that the analysis of risk limit utilization % was performed daily and the results did not breach risk limit utilization % tolerance:
			   ○ January 29, 2024
			   ○ July 23, 2024
			   ○ October 4, 2024
			   ○ October 14, 2024
			   ○ October 22, 2024
			
			- For a random selection of days listed below, we have obtained the CSD Counterparty Credit Risk Reports and inspected daily stress tests were performed including VaR metrics, equity spot vol scenarios and liquidity charge scenarios:
			   ○ January 29, 2024
			   ○ July 23, 2024
			   ○ October 4, 2024
			   ○ October 14, 2024
			   ○ October 22, 2024

